                               SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (as the same may be amended, modified or supplemented from time to time, the "Agreement") is entered into as of February 14, 2002 by and between GC Companies, Inc. ("GCX," and, together with its chapter 11 debtor affiliated entities, the "GCX Debtors"), the Official Committee of Unsecured Creditors in the Chapter 11 Cases of the GCX Debtors (the "Committee"), AMC Entertainment Inc., a Delaware corporation ("AMCE"), Fleet National Bank (on behalf of itself and its foreign affiliates in their respective capacities as lender(s) to one or more of the GCX Debtors or to subsidiaries of HGCSA (as defined below), and not as agent) ("Fleet"), and Bank of America, N.A. ("BofA"), (Fleet and BofA being hereinafter referred to collectively as the "Creditor Parties" and individually as a "Creditor Party", and the Creditor Parties and the other parties hereto being hereinafter referred to collectively as the "Parties" and individually as a "Party"), with reference to the following facts and recitals:

                                    RECITALS

        A. The GCX Debtors are the Debtors and Debtors in Possession in cases under chapter11 of the United States Bankruptcy Code which are currently pending in the United States Bankruptcy Court for the District of Delaware as case nos.00-3897 (EIK) - 00-3927 (EIK), inclusive (the "Chapter11 Cases").

        B. Each of the Creditor Parties is a creditor of GCX and/or one or more of the other GCX Debtors and asserts claims in the Chapter 11 Cases. Each of the Creditor Parties is also a lender to one or more subsidiaries of Hoyts General Cinema South America, Inc. ("HGCSA"). GCX holds a 50% interest in
HGCSA through its non-debtor subsidiary General Cinema International, Inc., and GCX has provided several guaranties of the Creditor Parties' loans to the HGCSA subsidiaries in an amount equal to 50% of each such loan. Accordingly, each of the Creditor Parties is the Holder of Claims against GCX in respect of the several guaranties (the "GCX Guaranty Claims").

        C. AMCE is the sponsor, and the GCX Debtors and the Committee are the Proponents, of the First Amended Joint Plan of Reorganization of Debtors and the Official Committee for the Unsecured Creditors of GC Companies, Inc. and its Jointly Administered Subsidiaries dated January 30, 2002 (the "Plan"), which Plan provides for acquisition of 100% of the stock of reorganized GCX by AMCE or its designee following the confirmation and effective date of the Plan. In accordance with the Plan, AMCE has entered into that certain Stock Purchase Agreement dated January 15, 2002 among GCX, AMCE, American Multi-Cinema, Inc. and Centertainment Development, Inc. Capitalized terms used and not defined in this Agreement have the same meaning as in the Plan.

        D. For purposes of this Agreement, "Proposed Treatment" means the following: (1) In its capacity as administrative agent for the Domestic Banks, Fleet would, through the Effective Date, continue to receive adequate protection payments in conformity with paragraph 19 of that certain Final Order
(A) Approving Debtors' Motion for Order Authorizing Debtors to Incur Postpetition Secured Indebtedness on a Final Basis and (B) Granting Security

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Interests and Superpriority Claims and Adequate Protection, dated as of
November 8, 2000 (the "Cash Collateral Order"), (2) In its capacity as administrative agent for the Domestic Banks, Fleet would receive, in conformity with the Cash Collateral Order an additional adequate protection payment on the Effective Date, in cash, consisting of a pro-rated sum for any stub period that exists between the last monthly payment and the Effective Date, (3) the DIP Lenders' Allowed DIP Facility Claims would be treated as provided in Section
2.1.1 of the Plan, it being understood that there are no outstanding disputes as to any DIP Facility Claim, (4) the Domestic Banks' Class 4 Claims would be Allowed, and in respect of the Allowed Claim, (i) on the Effective Date, depending upon whether a Domestic Bank exercises the New AMCE Notes Exchange Option in conformity with paragraph 3 of this Agreement, each Domestic Bank would receive from the Reorganized Debtor either its ratable share of New AMCE Notes with a face amount equal to $44.6 million, or its ratable share of $39,025,000 in cash, (ii) each Domestic Bank would retain its ratable share of all adequate protection payments paid or payable during the Chapter 11 Cases pursuant to the Cash Collateral Order or this Agreement, and (iii) such treatment would be deemed to fully satisfy all claims and rights of each Domestic Bank against Harcourt under the Intercreditor Agreement, (5) each of Fleet's and BofA's GCC Guaranty Claims would be treated as set forth on the attached Exhibit"A", and (6) the occurrence of the Closing of the purchase and sale of each of the Participation Interests under the Participation Agreements (each as defined on Exhibit "A") would be a precondition to the effectiveness of the Modified Plan. For purposes of subparagraphs (1) through (6) above, it is understood and agreed by all Parties that, with respect to Fleet, the execution and delivery of this Agreement and the performance by Fleet of its obligations hereunder satisfies the Bank Support Agreement Condition referenced in section 5.4.1 of the Plan and satisfies any other Plan condition that is specifically related to the treatment in subparagraphs (1) through (6) above.

        E. AMCE has negotiated an agreement similar to this Agreement regarding the Plan with certain claimants in the Chapter 11 Cases, to wit: the Committee, General Electric Capital Corporation ("GECC"), and Harcourt General, Inc. ("Harcourt") (the "Initial Support Agreement"); AMCE may also attempt to negotiate similar agreements with Bank of Nova Scotia, the Fifth Third Leasing Company, Bank Leumi Leasing Corporation, Fleet Capital Corporation, Imperial Bank, ReliaStar Life Insurance Company, as successor by merger to ReliaStar, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York, f/k/a ReliaStar Bankers Security Life Insurance Company, Simon Property Group, Multifoods Distribution Group, Carlson Marketing Group, Dandy Amusement, Pepsi-Cola North America and the Richard A. Smith family (all of the foregoing being collectively referred to as the "Intended Participants").

        F. Fleet has asserted objections to confirmation of the Plan. Each of the parties hereto recognizes that the outcome of litigation of such objections is uncertain, and presents risks to all parties. In order to induce the Debtors, the Committee and AMCE to continue to expend the effort and resources involved in seeking confirmation of the Plan, and to include the Proposed Treatment as part of the Plan, each Creditor Party has agreed to the terms of this Agreement. In order to induce the Creditor Parties to cease objecting to confirmation of the Plan and certain other matters in the Chapter 11 Cases and to resolve the Creditor Parties' Claims in a consensual manner, the Debtors, the Committee, and AMCE have agreed to support the Proposed Treatment under the terms of this Agreement. All parties acknowledge that the commitments evidenced hereby represent compromises of good-faith disputes that render the confirmation of the Plan substantially more likely, and therefore that the execution and delivery of this Agreement constitutes valuable consideration to each of the Parties.

        NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

        1. SUPPORT OF PROPOSED TREATMENT BY GCX AND THE COMMITTEE. Conditioned upon the timely satisfaction of each of the Conditions Subsequent described in paragraph 6, each of the GCX Debtors and the Committee agrees that: (i) it will promptly file a motion under section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 to modify the Plan so as to incorporate within the Plan the Proposed Treatment (the Plan, as so modified, the "Modified Plan") and for a determination that (x) such modification does not adversely change the treatment of the Claim of any Holder thereof or the Interest of any Holder thereof who has not accepted in writing the modification and (y) the Modified Plan shall be deemed accepted by all Holders who have previously accepted the Plan; (ii) each will take all reasonable actions to obtain confirmation of the Modified Plan and the occurrence of the Effective Date thereunder,
(iii) neither the Committee nor any of the GCX Debtors will propose nor support a plan of reorganization in the Chapter 11 Cases that omits the Proposed Treatment, unless each of the Creditor Parties consents thereto in writing, and (iv) neither the Committee nor any of the GCX Debtors will take any action or seek any relief in the Chapter 11 Cases that would be inconsistent with any of the provisions of this paragraph, unless each of the Creditor Parties consents thereto in writing.

        2. SUPPORT OF PROPOSED TREATMENT BY AMCE. Conditioned upon the timely satisfaction of each of the Conditions Subsequent described in paragraph 6, AMCE agrees that: (i) The Modified Plan will include the Proposed Treatment; and (ii) AMCE will take all reasonable steps to support confirmation of the Modified Plan and the occurrence of the Effective Date thereunder, provided that nothing herein shall require AMCE to waive or modify any rights or conditions that it may have, including without limitation as to the occurrence of the Effective Date, (iii) AMCE will not support or propose a plan of reorganization in the Chapter 11 Cases that does not include the Proposed Treatment, unless each of the Creditor Parties consents thereto in writing, and
(iv) AMCE will not take any action or seek any relief in the Chapter 11 Cases that would be inconsistent with any of the provisions of this paragraph, unless each of the Creditor Parties consents thereto in writing.

        3. SUPPORT BY CREDITOR PARTIES FOR PLAN THAT INCLUDES THE PROPOSED TREATMENT. Conditioned upon the timely satisfaction of each of the Conditions Subsequent described in paragraph 6, each Creditor Party agrees that it:
(a) will support the Modified Plan; (b) will not support or solicit any bid for GCX or any other GCX Debtor or for any assets thereof, other than by AMCE;
(c) will not vote for, consent to, support, or participate in the negotiation or formulation of (i) any plan of reorganization or liquidation for GCX or any other GCX Debtor filed or to be proposed or filed in any or all of the Chapter11 Cases with respect to any or all of the GCX Debtors, other than the Modified Plan, or which provides for the disposition of any substantial portion of the assets of GCX or any other GCX Debtor to any party other than

AMCE, or (ii) any disposition outside of a plan of reorganization of any substantial portion of the assets of GCX or any other GCX Debtor to any party other than AMCE; (d) will use commercially reasonable efforts (which will not be interpreted to require a Party to pay any amount other than its own attorneys' fees) to support confirmation of the Modified Plan; (e) will not object to confirmation of the Modified Plan or otherwise commence any proceeding to oppose or alter the Modified Plan or any other reorganization documents containing terms and conditions consistent with the Modified Plan, and will discontinue all discovery in connection with the Modified Plan;
(f) will not directly or indirectly seek, solicit, support or encourage any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of GCX or any other GCX Debtor other than the Modified Plan; and (g) will not take any other action that is inconsistent with, or that would obstruct or hinder confirmation of, the Modified Plan. Fleet further agrees, as to Fleet's Allowed Class 4 Claims only, that Fleet will notify AMCE in writing of whether it elects to exercise the New AMCE Notes Exchange Option as provided in Plan Section 5.4.1 on or before March 4, 2002.

        4. PLAN SUPPORT. Each Creditor Party, subject to the Conditions Subsequent, agrees (solely on behalf of itself and not as agent for any other person) to vote all of such Creditor Party's Claims in favor of the Plan. In addition, Fleet agrees to either vote the Claims of Harcourt in favor of the Plan or to refrain from exercising its right to vote such Claims under the Intercreditor Agreement. The Parties acknowledge that the votes of the Creditor Parties for the Plan were solicited by means of the Disclosure Statement for the Plan, that the Parties have negotiated in good faith concerning their disputes relative to the treatment of the Creditor Parties proposed in the Plan, and that this Agreement embodies the settlement and compromise of such disputes, and is intended by each of the Parties to be fully binding.

        5. SPECIFIC PERFORMANCE. Each Party agrees and acknowledges that upon the breach of this Agreement by such Party, the other Parties hereto would not have an adequate remedy at law, and that money damages would both be inadequate and difficult to calculate. Therefore, each Party hereby agrees that upon the breach by such Party of this Agreement, the Bankruptcy Court in the Chapter11 Cases (or, if such court does not have jurisdiction, a court of competent jurisdiction) may direct such Party to specifically perform its obligations hereunder and may enjoin such Party from violating its obligations hereunder, without the posting of any bond or other security by any Party seeking relief under this paragraph 5.

        6.      CONDITIONS SUBSEQUENT.

                (a) Subject to the rights of AMCE under subparagraph (b) of this paragraph 6, and subject to the rights of any non-breaching Party under subparagraph (c) of this paragraph 6, this Agreement, and the obligations of the Parties thereunder, shall terminate and be of no further force or effect if any of the following conditions ("Conditions Subsequent") shall not have been satisfied by the indicated date:

                        (i) The Participant and the Lenders (each as defined on Exhibit "A") shall have executed and delivered the Participation Agreements (as defined on Exhibit "A") on or before March 7, 2002.

                        (ii) An order of the Bankruptcy Court confirming the Modified Plan, the terms of which order are materially consistent with the Proposed Treatment (the "Confirmation Order"), and an order of the Bankruptcy Court approving the Participation Agreements shall each have been entered on or before March 20, 2002.

                        (iii) The Confirmation Order shall have become a final, nonappealable order on or before April 1, 2002.

                (b) If AMCE has not breached its obligations under this Agreement, it may extend the date set forth in clauses (ii) and (iii) of subparagraph (a) for a period of up to thirty days, by giving written notice of such election to the Creditor Parties on or before the applicable date which is being extended.

                (c) In the event that the failure to occur of any of the Conditions Subsequent set forth above is the result of a breach of this Agreement by any Party, the non-breaching Party may, by the written agreement of such non-breaching Party, extend the time for satisfying such Conditions Subsequent to any date that it elects, without the agreement of the breaching Party. This provision shall in no way limit any right or remedy which any Party may otherwise have for the breach of this Agreement.

                (d) GCX, AMCE, Fleet and BofA agree to use commercially reasonable efforts, which shall not be construed to require the payment of money by any Party, other than to its own attorneys, to cause the occurrence of Condition Subsequent (a)(i) to be satisfied on a timely basis. Each Party to this Agreement agrees (i) to use commercially reasonable efforts, which shall not be construed to require the payment of money by any Party, other than to its own attorneys, to cause Conditions Subsequent (a)(ii) and (a)(iii) to be satisfied on a timely basis and (ii) to cooperate with the other Parties in achieving the Conditions Subsequent as expeditiously as reasonably possible (and prior to the dates set forth above).

                (e) Any Party may terminate this Agreement upon written notice to all other Parties in the event that the Initial Support Agreement is terminated or if the Plan is revoked or withdrawn.

        7. GOVERNING LAW. Except to the extent that the Bankruptcy Code or Bankruptcy Rules are applicable, the rights and obligations arising under this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

        8. NOTICES. All notices, requests, or demands to a Party under or in connection with this Agreement shall be in writing and shall be delivered by hand, sent by recognized overnight courier or sent by telecopier, telex or similar electronic means to the Party (followed by overnight delivery transmitted the same day) properly addressed to such Party as set forth below, or to such other address or telecopier number as such Party shall provide to each other Party hereto in writing, and shall be deemed sent or given hereunder, in the case of delivery by recognized overnight courier, on the date of actual delivery, in the cases of transmission by telecopier, telex or similar electronic means (followed by overnight delivery transmitted the same day) on the date of actual transmission, and in the case of personal delivery, on the date of actual delivery:

                TO THE GCX DEBTORS:

                G. Gail Edwards
                President, Chief Operating Officer and Chief Financial Officer With a copy to: Phillip J. Szabla, Esq.
                GC Companies, Inc.
                1300 Boylston
                Chestnut Hill, MA 02467
                Fax: (617) 264-8206

                -and-

                Daniel M. Glosband, Esq.
                Goodwin Procter LLP
                Exchange Place
                Boston, MA 02109
                Fax: (617) 523-1231

                TO THE COMMITTEE:

                Marc A. Beilinson, Esq.
                Pachulski Stang Ziehl Young & Jones
                10100 Santa Monica Boulevard
                Suite 1100
                Los Angeles, CA 90067
                Fax: (310) 201-0760

                TO AMCE:

                Peter C. Brown
                Chairman, Chief Executive Officer and President
                AMC Entertainment Inc.
                106 W. 14th Street
                Suite 2000
                Kansas City, MO  64105
                Fax: (816) 480-4617

                -and-

                Raymond F. Beagle Jr., Esq.
                Lathrop & Gage L.C.

                2345 Grand Boulevard
                Suite 2800
                Kansas City, MO  64105
                Fax: (816) 292-2001

                -and-

                Isaac M. Pachulski, Esq.
                Stutman, Treister & Glatt PC
                3699 Wilshire Boulevard
                Suite 900
                Los Angeles, CA  90010
                Fax:  (213) 251-5288

                TO FLEET:

                Jared Holbrook Ward
                Senior Workout Officer
                Fleet National Bank
                100 Federal Street
                MA DE 10006A
                Boston, MA 02110
                Fax:  (617) 434-4775

                -and-

                Bingham Dana, LLP
                Attention:  Louis J. Duval
                150 Federal Street
                Boston, MA 02110
                Fax:  (617) 951-8736

                TO BOFA:

                Bridget Garavalia
                Managing Director/Special Assets
                Bank of America, N.A.
                231 S. LaSalle Street, 9th Floor
                Ill-231-09-49
                Chicago, IL 60697
                Fax:  (312) 828-6269

        9. ENTIRE AGREEMENT; MODIFICATION; WAIVER. This Agreement (including the Exhibits hereto, which are incorporated by reference) constitutes the entire agreement between the Parties as to the Proposed Treatment and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of the Parties, whether oral, written or implied, as to the Proposed Treatment. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all Parties affected thereby. No waiver of any of the provisions of this Agreement shall be deemed or constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver.

        10. NO THIRD-PARTY BENEFICIARIES. Nothing contained in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any person or entity other than the Parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third party to any Party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any Party to this Agreement.

        11. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective legal representatives, successors, and assigns.

        12. FURTHER DOCUMENTS. Each Party hereto agrees to execute any and all documents and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

        13. NO REPRESENTATIONS OR WARRANTIES. Except as expressly set forth in this Agreement, none of the Parties hereto makes any representation or warranty, written or oral express or implied.

        14. HEADINGS. The descriptive headings of the several sections of this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement.

        15. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        16. DUE AUTHORIZATION. Each Party to this Agreement hereby represents and warrants that (i) such Party is duly-authorized to enter into this Agreement; and (ii) the person purporting to execute this Agreement on behalf of such Party has been duly-authorized to execute this Agreement on behalf of and bind such Party (and its affiliates, to extent provided in the initial paragraph hereof).

        17. ATTORNEYS' FEES. In any action or proceeding brought by a Party hereto against any other Party hereto to enforce any provision of this Agreement, or to seek damages for a breach of any provision hereof, or where any provision hereof is validly asserted as a defense, the prevailing Party shall be entitled to recover reasonable attorneys' fees and costs from the other Party in addition to any other available remedy.

        IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date and year first above written.


                                   GC COMPANIES, INC., on behalf of itself
                                   and its affiliated chapter 11 debtors

                                   By: /s/ Phillip J. Szabla
                                       ----------------------------------------
                                       Name:  Phillip J. Szabla
                                       Title: Vice President and General Counsel


                                   THE OFFICIAL COMMITTEE OF UNSECURED
                                   CREDITORS IN THE CHAPTER 11 CASES OF
                                   THE GCX DEBTORS

                                   By: /s/ William S. Kaye
                                      -----------------------------------------
                                       Name:  William S. Kaye
                                       Title: Chairman


                                   AMC ENTERTAINMENT INC.

                                   By: /s/ Craig R. Ramsey
                                      -----------------------------------------
                                       Name:  Craig R. Ramsey
                                       Title: Senior Vice President - Finance,
                                              Chief Financial Officer and Chief
                                              Accounting Officer



                                   FLEET NATIONAL BANK

                                   By: /s/ Jared H. Ward
                                      -----------------------------------------
                                       Name:  Jared H. Ward
                                       Title: Authorized Officer


                                   BANK OF AMERICA, N.A..

                                   By: /s/ Bridget Garavalla
                                      -----------------------------------------
                                       Name:  Bridget Garavalla
                                       Title: Managing Director

FEBRUARY 14, 2002                                                    EXHIBIT "A"
--------------------------------------------------------------------------------
                  EXHIBIT A TO THE FORGOING SUPPORT AGREEMENT,
                          DATED AS OF FEBRUARY 14, 2002
--------------------------------------------------------------------------------
                               GC COMPANIES, INC.

                       PARTICIPATION PURCHASE ARRANGEMENTS

                                   TERM SHEET

1.      PARTIES.

THE PARTICIPANT:                      GC Companies, Inc.

THE LENDERS:                          (a) ARGENTINA.

                                          BankBoston, N.A., Nassau Branch.

                                          Bank of America, N.A.

                                      (b) CHILE.

                                          BankBoston, N.A., Nassau Branch, and
                                          affiliates.

THE BORROWERS:                        (a) ARGENTINA.

                                          Hoyts General Cinema de Argentina S.A.

                                      (b) CHILE.

                                          Hoyts Cinemas Chile S.A.

THE GCX GUARANTOR:                    ARGENTINA AND CHILE.

                                          GC Companies, Inc.

THE AGENT:                            (a) ARGENTINA.

                                          BankBoston, N.A., Nassau Branch.

                                      (b) CHILE.  None.

2.      SETTLEMENT OF GUARANTY CLAIMS.

        ARGENTINA AND CHILE. Simultaneously with the payment of the Purchase Price for each of the Participation Interests upon the terms contained in the Participation Agreements, each of the guaranties by the GCX Guarantor of the Loans referred to in PARAGRAPH 3 below (collectively, "GCX GUARANTIES"), and all claims thereunder, would be released and terminated by the Lenders and the Agent.

3.      PARTICIPATIONS.

        (a) ARGENTINA. GCX Guaranties cover U.S. $28,000,000 aggregate principal amount of loans outstanding ("LOANS") to the Borrower under the credit agreement and other loan documents in Argentina (collectively, "LOAN DOCUMENTS"). Each Lender would agree to sell to the Participant, and the Participant would agree to purchase AT PAR from each Lender, without any recourse of any kind to the Lenders, an undivided non-voting, economic participation interest of twenty-five percent (25%) ("PARTICIPATION PERCENTAGE") in such Lender's Loans ("PARTICIPATION INTEREST"). The purchase price payable in cash and in U.S. Dollars by the Participant to each Lender for the Participation Interest in such Lender's Loans to the Argentina Borrower would be U.S. $3,500,000, or $7,000,000 in the aggregate ("PURCHASE PRICE"). Upon the signing of the Participation Agreement by the Participant, the Participant would become obligated to purchase the Participation Interest from each Lender, without recourse, and to place at the disposal of each Lender, in immediately available and freely transferable U.S. Dollars, the sum of U.S. $3,500,000.

        (b) CHILE. GCX Guaranties cover approximately U.S. $15,000,000 aggregate principal amount of loans outstanding ("LOANS") to the Borrower under the notes and other loan documents in Chile (collectively, "LOAN DOCUMENTS"). The Lender would agree to sell to the Participant, and the Participant would agree to purchase AT PAR from the Lender, without any recourse of any kind to the Lender, an undivided non-voting, economic participation interest of twenty-five percent (25%) ("PARTICIPATION PERCENTAGE") of the Lender's Loans ("PARTICIPATION INTEREST"). The purchase price payable in cash and in U.S. Dollars by the Participant to the Lender for the Participation Interest in the Lender's Loans to the Chilean Borrower would be approximately U.S. $3,750,000 ("PURCHASE PRICE"). Upon the signing of the Participation Agreement by the Participant, the Participant would become obligated to purchase the Participation Interest from the Lender, without recourse, and to place at the disposal of the Lender, in immediately available and freely transferable U.S. Dollars, the sum of U.S. $3,750,000.

4. CLOSING DATE. The purchase and sale of each of the Participation Interests would be completed on a date ("CLOSING DATE") falling within five (5) business days after the entry by the Delaware Bankruptcy Court of an order ("CONFIRMATION ORDER") confirming the First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries, dated January 30, 2002 (as from time to time amended, the "PLAN"). The hearing on confirmation of the Plan is currently scheduled in the Delaware Bankruptcy Court for March 12, 2002. The closing of the purchase and sale of each of the Participation Interests ("CLOSING") would be conditioned upon entry by the Delaware Bankruptcy Court of the Confirmation Order on the Plan, but NOT on the occurrence of the effective date under, or effectiveness of, the Plan.

5.      PARTICIPATION AGREEMENTS.

        (a) SEPARATE PARTICIPATION AGREEMENTS. There would be two separate (but substantially identical) participation agreements: one for Argentina, and one for Chile (collectively, "PARTICIPATION AGREEMENTS").

        (b) OUTLINE OF GENERAL TERMS AND CONDITIONS. Both of the Participation Agreements would contain terms and conditions which are usual and customary for undivided non-voting minority participation interests of the kind described in this Term Sheet, and would include provisions, consistent with the other provisions of this TERM SHEET:

        (i) confirming that the Participant has made an independent evaluation of all risks associated with its purchase each of the Participation Interests;

        (ii) containing an express disclaimer from the Participant stating that the purchase of each of the Participation Interests is an "as is purchase" made without any representations or warranties of any kind (whether express or implied) by the Lenders or the Agent with respect to any of the Participation Interests, the Loans, the Loan Documents, the Borrowers or the effect of any applicable law on any of foregoing or the condition, quality or value of any of the foregoing;

        (iii) confirming that the purchase by the Participant of each of the Participation Interests would be final, unconditional and irrevocable under all circumstances;

        (iv) providing that the Participation Interests would entitle the Participant to receive from the Agent and the Lenders only the Participant's PRO RATA share (determined by reference to its applicable Participation Percentage) of payments of principal, interest and other sums actually received by the Lenders from the Borrowers under the Loan Documents, NET of the Participant's PRO RATA share of all out-of-pocket costs and expenses incurred by the Agent or the Lenders in connection with the Loans and Loan Documents not previously reimbursed by the Borrowers;

        (v) providing that the Agent and the Lenders would be obligated to remit to the Participant its PRO RATA share of payments actually received, as provided in CLAUSE (iv) above: (A) only in the same currency as the currency of such payments when so received by the Agent and the Lenders; (B) subject to all applicable exchange control and other currency laws and regulations; and (C) subject to all applicable tax withholding laws and regulations;

        (vi) excluding any payments or other consideration of any kind at any time or times received by the Lenders (A) under, or in connection with the settlement, release or discharge of, the guaranties made by the so-called Hoyts guarantors and any collateral for such guaranties (PROVIDED, HOWEVER, that all (if any) subrogation rights arising by operation of law or by contract in respect of such payments or other consideration shall remain subject to the prior payment in full of the Loans), or (B) the assignment, sale, transfer or other disposition (including any grant of participations or other similar rights) by the Lenders of any rights or interests of the Lenders in any of the Loans or Loan Documents to any other Person or Persons;

        (vii) providing that the Agent and the Lenders may amend, modify, supplement, grant waivers, releases and consents under, and extend forbearance to the Borrowers under, any of the Loan Documents, and otherwise take or fail to take any action, including any enforcement action, with respect to the Borrowers, the Loans, the Loan Documents or any collateral therefor, except, in any case, as otherwise expressly provided by PARAGRAPH (c)(v) below;

        (viii) by which the Participant agrees to reimburse the Agent and the Lenders, upon demand and in U.S. Dollars, for the Participant's PRO RATA share of any reasonable actual costs and expenses (excluding in any event any book write-downs or similar adjustments and any costs and expenses related to payments and consideration of the kind described in PARAGRAPH (b)(vi)(A) above) incurred by the Agent or the Lenders in connection with the Loans and the Loan Documents (except as and to the extent actually reimbursed by the Borrowers);

        (ix) by which the Participant would waive all (if any) subrogation or other similar rights that would otherwise arise in connection with the termination of claims under the GCX Guaranties referred to in PARAGRAPH 2 above and the implementation of the other transactions contemplated hereby;

        (x) by which the Participant would represent that the provisions of the Participation Agreements are legal, valid and binding obligations of the Participant enforceable against the Participant in accordance with their terms;

        (xi) by which each Lender would represent: (A) the unpaid principal amount of the Loans owing to such Lender at Closing; (B) the rights, title and interests of such Lender at Closing in that part of the Loans in which such Lender is selling Participation Interests upon the terms contained herein; and
(C) that such Lender has not sold, transferred or otherwise disposed of any of the rights, title or interests of such Lender in that part of the Loans in which such Lender is selling Participation Interests upon the terms contained herein; and

        (xii) providing for consent to jurisdiction in the State of New York and for all agreements to be governed by the laws of the State of New York.

        (c) OTHER SPECIAL TERMS. The Participation Agreements would also include the following provisions:

        (i) The Lenders would agree with the Participant to extend the final maturity date of the Loans to the last day ("FINAL MATURITY DATE") of the one-year period commencing on the effective date of the Plan.

        (ii) There would be no scheduled repayments or prepayments of principal of any of the Loans prior to the Final Maturity Date.

        (iii) Each of the Lenders would agree to make every reasonable effort (which shall not be interpreted to require the giving of any consents or waivers or the payment of any amounts other than its attorneys' fees) to amend the Loan Documents as necessary to provide that interest accruing on each of the Loans would be payable monthly in arrears and on the Final Maturity Date in U.S. Dollars or (as the case may be) the other obligation currencies specified by the applicable Loan Documents.

        (iv) The obligations of a Borrower to repay its Loans in full on the Final Maturity Date would not be accelerated by the Agent and the Lenders (without the prior written consent of the Participant) so long as interest accruing on the Loans is paid in full and in U.S. Dollars on a current monthly basis, and so long as no new events of default occur under the Loan Documents. No financial covenants would be applicable to the Borrowers prior to the Final Maturity Date.

        (v) Notwithstanding the non-voting, economic nature of each of the Participation Interests, the Lenders would agree with the Participant that no amendment or waiver with respect to the Loans or Loan Documents would, unless the Participant had given its prior written consent therefor, be effective to:

                (A) except as and to the limited extent necessary under applicable law to preserve and protect the rights of holders of such claims for payment, postpone any date fixed for the payment of any interest on or with respect to any of the Loans or Loan Documents, or postpone any date fixed for the payment of any principal of or other sums due in respect of any of the Loans or Loan Documents to a date falling after June 30, 2005;

                (B) except as otherwise provided in CLAUSE (vi) below, reduce or forgive any principal of or any interest accrued on or other sums payable with respect to any of the Loans;

                (C) reduce the interest rates applicable to any of the Loans;

                (D) release any of the collateral for any of the Loans, EXCEPT (1) as necessary to release liens encumbering property that is the subject of any sale, disposition or other transaction otherwise permitted by any of the Loan Documents, or (2) as and to the extent required by any provisions of any of the Loan Documents or applicable law; or

                (E) change the currency in which any of the Loans is payable.

Nothing in the foregoing SUBCLAUSE (E) shall be construed so as to apply to, or otherwise limit, restrict or affect, any change in currency which shall be imposed by any existing applicable law or by any change in, or in the interpretation or administration of, any applicable law.

        (vi) If at any time after the Final Maturity Date, in connection with the sale, transfer or other disposition (whether by merger or otherwise) of all of the pledged equity interests of a Borrower (whether in connection with any enforcement action or the prior consent of the Lenders), the proceeds of such disposition are insufficient to pay all loan obligations in full, then the Lenders may, if and to the extent that the Lenders determine that it is necessary to do so in order to complete such disposition transaction, reduce and forgive principal, interest and other loan obligations of such Borrower.

        (vii) Each of the Lenders under the Argentine Credit Agreement would agree to grant to the Participant a right of first refusal to purchase an interest in twenty-five percent (25%) of the aggregate principal amount of such Lender's Loans to the Argentine Borrower outstanding on and as of the date of the applicable Participation Agreement on the same terms and conditions as such Lender proposes to sell such interest to any third party.

        (viii) The Lender under the Chilean Loan Documents would agree to grant to the Participant a right of first refusal to purchase an interest in twenty-five percent (25%) of the aggregate principal amount of such Lender's Loans to the Chilean Borrower outstanding on and as of the date of the applicable Participation Agreement on the same terms and conditions as such Lender proposes to sell such interest to any third party.

        (ix)    The rights of first refusal referred to in CLAUSES (vii) and
(viii) above: (A) shall not be applicable so long as any events of default occurring under the Loan Documents on or after the date of the Participation Agreements shall be continuing; (B) shall expire and be of no further force or effect with respect to any particular proposal to sell by a Lender unless such rights are exercised on a fully-committed binding basis by the Participant within three (3) business days after receiving notice of such proposal; and (C) shall not, with respect to any Lender, apply in any respect to fifty percent (50%) of the Loans made by such Lender to the Borrowers.

6. CONDITIONS PRECEDENT. The agreements of the Lenders to settle all claims under the GCX Guaranties and to sell the Participation Interests to the Participant shall NOT become effective unless and until definitive documentation governing the participation arrangements contemplated by this Term Sheet, including Participation Agreements, shall have been duly and properly executed and delivered by all of the parties thereto, and such documentation shall be reasonably satisfactory in form and substance to the Agent, the Lenders and AMC Entertainment Inc. ("AMCE"). All documents required to be delivered under the Participation Agreements, and all related U.S. Bankruptcy Court Orders, shall be reasonably satisfactory in form and substance to the Agent, the Lenders and AMCE.

7. MISCELLANEOUS. All of the Loan Documents shall remain unchanged, except that, to the extent permitted under the agreements and organizational documents related to the corporate governance of each of the Borrowers and its parent corporation(s):

        (i) the GCX Guarantor shall promptly take all steps (which shall not be interpreted to require payment of any amount other than its attorneys'
fees) requested by the Agent and the Lenders to amend the Loan Documents in order to reflect the Final Maturity Date; and

        (ii) the GCX Guarantor shall promptly take all steps (which shall not be interpreted to require payment of any amount other than its attorneys'
fees) requested by the Agent or the Lenders to amend the Loans Documents (A) to provide that interest accruing on each of the Loans shall be payable monthly in arrears and on the Final Maturity Date in U.S. Dollars or (as the case may be) the other obligation currencies specified by the applicable Loan Documents, and
(B) to permit each of the Lenders to assign, sell, transfer or otherwise dispose of its rights and interests in the Loans to any Person or Persons without the prior consent of the Borrower.

8.      DEADLINE FOR COMPLETING PARTICIPATION ARRANGEMENTS.

        This Term Sheet, and the proposed terms and conditions of the participation arrangements set forth in this Term Sheet, shall be null and void and shall be of no further force or effect whatsoever (a) from and after 5:00 p.m. (Boston, MA time) on February 14, 2002, unless AMCE, GC Companies, Inc., the Official Committee of Unsecured Creditors, the Agent and the Lenders shall have executed a support agreement indicating their intention to complete the transactions contemplated by this Term Sheet on the terms and conditions set forth herein, and (b) from and after 5:00 p.m. (Boston, MA time) on March 7, 2002, unless definitive Participation Agreements shall have been duly and properly executed and delivered by all parties thereto on or prior to March 7, 2002. Time is of the essence of these settlement and participation proposals.